Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months

Ended June 30, 2020

OTTAWA, CANADA, July 30, 2020 - Telesat today announced its financial results for the three and six-month periods ended June 30, 2020. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2020, Telesat reported consolidated revenue of $208 million, a decrease of 10% ($23 million) compared to the same period in 2019. When adjusted for changes in foreign exchange rates, revenue declined 11% ($25 million) compared to 2019. Revenue decreases were primarily due to a reduction of service for one of Telesat’s North American DTH customers and lower revenue due to the completion of the term for prepaid services in a customer agreement that was accounted for as having a significant financing component. In addition, revenue associated with short-term services provided to another satellite operator in the second quarter of 2019 did not recur in 2020.

Operating expenses for the quarter were $46 million, an increase of $8 million from 2019. When adjusted for changes in foreign exchange rates, operating expenses increased by $7 million from 2019.  Approximately 50% of the increase in operating expenses was the result of a provision for bad debt primarily related to customers in the mobility sector whose business is under pressure from COVID-19.  Other increased expenses include compensation associated with the Low Earth Orbit (“LEO”) program, professional fees, and in-orbit insurance.

Adjusted EBITDA1 was $164 million, a decrease of 17% ($33 million) or, when adjusted for foreign exchange rates, a decrease of $34 million. The Adjusted EBITDA margin1 for the second quarter of 2020 was 79.1%, compared to 85.2% in 2019.

For the quarter ended June 30, 2020, net income was $162 million, compared to net income of $135 million for 2019. The positive variation for the quarter was principally the result of higher non-cash foreign exchange gains in 2020, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars and lower interest expense, partially offset by non-cash losses on financial instruments in 2020 compared to gains in 2019.

For the six-month period ended June 30, 2020, Telesat reported consolidated revenue of $417 million, a decrease of 8% ($37 million) compared to the same period in 2019. Revenue decreases were primarily due to a reduction of service for one of Telesat’s North American DTH customers and lower revenue due to the completion of the term for prepaid services in a customer agreement that was accounted for as having a significant financing component. In addition, revenue associated with short-term services provided to another satellite operator in the second quarter of 2019 did not recur in 2020. These revenue decreases were partially offset by higher equipment sales and new services provided to users impacted by a failure of a competitor’s satellite in April 2019.

Operating expenses for the six-month period were $92 million, an increase of $14 million from 2019. Approximately 40% of the increase in operating expenses was the result of a provision for bad debt primarily related to customers in the mobility sector whose business is under pressure from COVID-19. Other increased expenses include compensation associated with the LEO program, professional fees, and in-orbit insurance.

Adjusted EBITDA1 was $330 million, a decrease of 14% ($54 million) or, when adjusted for foreign exchange rates, a decrease of $53 million. The Adjusted EBITDA margin1 for the first six months of 2020 was 79.3%, compared to 84.7% in 2019.

For the six months ended June 30, 2020, the net loss was $116 million, compared to net income of $307 million for 2019. The negative variation for the period was principally the result of non-cash foreign exchange losses in 2020, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange gains in 2019, and non-cash losses on financial instruments in 2020 compared to gains in 2019.

“Our second quarter results reflect certain factors that we anticipated, namely the non-renewal late last year of a contract with a North American DTH customer and the end of the revenue amortization period of a contract with another customer, as well as certain factors that we had not anticipated, namely the COVID-19 pandemic and a paucity of opportunities this year to provide short-term satellite services to other satellite operators,” commented Dan Goldberg, Telesat’s President and CEO. “These anticipated and unanticipated factors account for our reduced revenue and Adjusted EBITDA1 over the first two quarters of this year relative to the prior period. Having said that, the overwhelming majority of our revenues appears to be unaffected by the pandemic and we continue to have robust operating margins and strong cash flow, which is underpinned by our substantial contractual backlog. In addition, we continue to make substantial progress on the development of our planned revolutionary LEO satellite constellation as well as our other strategic objectives, including leveraging our valuable spectrum rights.”

Business Highlights

▲	At June 30, 2020:

-	Telesat had contracted backlog[2] for future services of approximately $2.9 billion.

-	Fleet utilization was 81%.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2020, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

The toll-free dial-in number for the teleconference is +1 800 952 5114. Callers outside of North America should dial +1 416 641 6104. The conference confirmation number is 4333921. The access code is 5349569 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on July 30, 2020 until 11:59 p.m. ET on August 13, 2020. To access the replay, please call +1 800 408 3053. Callers outside of North America should dial +1 905 694 9451. The access code is 3381962 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Telesat LEO, our Low Earth Orbit network will revolutionize global broadband connectivity by delivering a combination of high capacity, security, resiliency and affordability with ultra-low latency and fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Contact:

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “anticipated”, “appears”, “continue”, “planned” and “continue”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” sections of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarters ending March 31, 2020 and June 30, 2020, all of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the impact of  COVID-19  on Telesat’s business and the economic environment, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six Months
(in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	$207,834	$231,299	$416,507	$453,612
Operating expenses	(46,051)	(37,953)	(91,527)	(77,073)
Depreciation	(55,615)	(62,584)	(111,222)	(124,875)
Amortization	(4,306)	(6,442)	(8,617)	(12,106)
Other operating gains (losses), net	9	(14)	(212)	(87)
Operating income	101,871	124,306	204,929	239,471
Interest expense	(51,067)	(65,190)	(105,801)	(130,272)
Interest and other income	1,540	5,301	5,792	9,976
(Loss) gain on changes in fair value of financial instruments	(827)	22,827	(44,599)	80,163
Gain (loss) on foreign exchange	125,270	58,438	(165,422)	128,778
Income (loss) before tax	176,787	145,682	(105,101)	328,116
Tax expense	(15,164)	(10,213)	(11,364)	(20,747)
Net income (loss)	$161,623	$135,469	$(116,465)	$307,369

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2020	December 31, 2019

Assets
Cash and cash equivalents	$1,187,273	$1,027,222
Trade and other receivables	73,051	64,062
Other current financial assets	3,971	210
Prepaid expenses and other current assets	40,846	43,724
Total current assets	1,305,141	1,135,218
Satellites, property and other equipment	1,389,473	1,458,933
Deferred tax assets	14,610	12,412
Other long-term financial assets	32,242	57,730
Other long-term assets	8,068	8,264
Intangible assets	792,752	802,791
Goodwill	2,446,603	2,446,603
Total assets	$5,988,889	$5,921,951

Liabilities
Trade and other payables	$24,559	$26,247
Other current financial liabilities	42,533	38,281
Other current liabilities	80,846	72,315
Current indebtedness	25,456	24,408
Total current liabilities	173,394	161,251
Long-term indebtedness	3,842,108	3,688,391
Deferred tax liabilities	325,989	348,762
Other long-term financial liabilities	46,513	42,511
Other long-term liabilities	416,214	435,711
Total liabilities	4,804,218	4,676,626

Shareholders’ Equity
Share capital	154,895	154,895
Accumulated earnings	914,590	1,031,055
Reserves	115,186	59,375
Total shareholders’ equity	1,184,671	1,245,325
Total liabilities and shareholders’ equity	$5,988,889	$5,921,951

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars)	2020	2019
Cash flows from operating activities
Net (loss) income	$(116,465)	$307,369
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	111,222	124,875
Amortization	8,617	12,106
Tax expense	11,364	20,747
Interest expense	105,801	130,272
Interest income	(5,860)	(10,130)
Loss (gain) on foreign exchange	165,422	(128,778)
Loss (gain) on changes in fair value of financial instruments	44,599	(80,163)
Share-based compensation	4,885	7,108
Loss on disposal of assets	212	87
Other	(30,803)	(54,246)
Income taxes paid, net of income taxes received	(10,965)	(50,237)
Interest paid, net of interest received	(95,933)	(93,097)
Operating assets and liabilities	(44,882)	10,195
Net cash from operating activities	147,214	196,108

Cash flows used in investing activities
Purchases for satellite programs	(897)	(1,727)
Purchase of property and other equipment	(9,122)	(4,589)
Purchase of intangible assets	(5)	(24,901)
Net cash used in investing activities	(10,024)	(31,217)

Cash flows used in financing activities
Repayment of indebtedness	(12,972)	(15,637)
Payments of principal on lease liabilities	(712)	(586)
Satellite performance incentive payments	(4,771)	(4,861)
Government grant received	5,013	—
Dividends paid on Director Voting preferred shares	—	(10)
Net cash used in financing activities	(13,442)	(21,094)

Effect of changes in exchange rates on cash and cash equivalents	36,303	(25,986)

Increase in cash and cash equivalents	160,051	117,811
Cash and cash equivalents, beginning of period	1,027,222	768,433
Cash and cash equivalents, end of period	$1,187,273	$886,244

Telesat’s Adjusted EBITDA margin(1):

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2020	2019	2020	2019
Net income (loss)	$161,623	$135,469	$(116,465)	$307,369
Tax expense	15,164	10,213	11,364	20,747
Loss (gain) on changes in fair value of financial instruments	827	(22,827)	44,599	(80,163)
(Gain) loss on foreign exchange	(125,270)	(58,438)	165,422	(128,778)
Interest and other income	(1,540)	(5,301)	(5,792)	(9,976)
Interest expense	51,067	65,190	105,801	130,272
Depreciation	55,615	62,584	111,222	124,875
Amortization	4,306	6,442	8,617	12,106
Other operating (gains) losses, net	(9)	14	212	87
Non-recurring compensation expenses(3)	264	293	624	704
Non-cash expense related to share-based compensation	2,290	3,456	4,885	7,108
Adjusted EBITDA	$164,337	$197,095	$330,489	$384,351

Revenue	$207,834	$231,299	$416,507	$453,612
Adjusted EBITDA Margin	79.1%	85.2%	79.3%	84.7%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which we refer to as contracted revenue backlog, represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees.